SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number 000-29256

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

G. Willi-Food International Ltd. (NASDAQ: WILC) (the "Company") announced that at the Annual Meeting of Shareholders held today, the following proposals were approved by the shareholders by the requisite majority:

Proposal 1: Approval of a revised Compensation Policy for a period of three years, commencing on January 1, 2020.

Proposal 2:  Subject to the approval of the revised Compensation Policy, approval of an amendment to the terms of office of Messrs. Zwi Williger and Joseph Williger, the Company’s joint Chairmen of the Board and controlling shareholders, commencing from January 1, 2020.

Proposal 3: Approval of the terms of office of the Company’s new Chief Executive Officer, Ms. Einat Peled Shapira.

Proposal 4: Approval of an extension for a three-year period of the Services Agreement between the Company and Willi-Food Investments Ltd., the Company’s controlling shareholder, commencing on the date of approval by the shareholders.

Proposal 5: Re-election of Messrs. Zwi Williger, Joseph Williger, Victor Bar as directors of the Company, each to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law").

Proposal 6: Appointment of BDO Ziv Haft as the Company's independent accounting firm for the year ending on December 31, 2020 and for the period until the next Annual General Meeting of the Company's shareholders.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-199295).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By:	/s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer

Date: June 4, 2020